SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                      SCHEDULE 13D
                        Under the Securities Exchange Act of 1934
                                  FINAL AMENDMENT NO. 5

                             Lexington Precision Corporation
                        -----------------------------------------
                                    (Name of Issuer)

                                     Common Stock
                        -----------------------------------------
                             (Title of Class of Securities)

                                       529529109
                        -----------------------------------------
                                     (CUSIP Number)

                                    Kevin J. Madigan
                                 CS Manager Corporation
                                    844 Moraga Drive
                              Los Angeles, California 90049
                                     (310) 440-1817
                --------------------------------------------------------

                (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                       Copies to:
                                  Peter G. Smith, Esq.
                             Donovan Leisure Newton & Irvine
                                  30 Rockefeller Plaza
                                New York, New York  10112
                                     (212) 632-3235

                                     August 21, 1994
                ---------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Check the following box if a fee is being paid with this statement [ ].
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
              CUSIP NO. 529529109
                        ---------
              -------------------------------------------------------------
              1.   Name of Reporting Person

                   FOREMAN ASSOCIATES, a California limited partnership
              -------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)  [  ]
                   (b)  [  ]
              -------------------------------------------------------------
              3.   SEC Use Only


              -------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC
              -------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)       .
                                                  ------
              -------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   California
              -------------------------------------------------------------
              [C]               [C]   [C]
              Number of         7.    Sole Voting Power
              Shares                  -0-
                                      -------------------------
              Beneficially      8.    Shared Voting Power
              Owned by                -0-
                                      -------------------------
              Each Reporting    9.    Sole Dispositive Power
              Person with             -0-
                                      -------------------------
                                10.   Shared Dispositive Power
                                      -0-
                                      -------------------------
              -------------------------------------------------------------
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              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   -0-
              -------------------------------------------------------------
              12.  Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions)       .
                                                     ------
              -------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   0%

              14.  Type of Reporting Person (See Instructions)

                   PN
              -------------------------------------------------------------
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

                        This Statement amends Items 5, 6 and 7 of the

              Schedule 13D of Foreman Associates (the "Reporting Person"),

              dated February 8, 1990, as previously amended (the

              "Schedule 13D").  Capitalized terms not otherwise defined

              herein have the same meanings as in such Schedule 13D and

              in the exhibits thereto.

              Item 5.   Interest in Securities of the Issuer.

              ------    ------------------------------------

                        Item 5 is hereby amended as follows:

                        (a)  As of the date of this filing, the Reporting

              Person has no beneficial interest in any securities of the issuer.

                        (b)  Not applicable.

                        (c)  Within the last 60 days from the date of this

              filing, the Reporting Person disposed of a total of 215,672 shares of Common Stock in two transactions.  On August 21,

              1995, the Reporting Person sold 100,000 shares, in a

              privately negotiated transaction, at a price of $2.50 per

              share, or a total of $250,000.  On August 29, 1995, the

              Reporting Person sold 115,672 shares in a privately

              negotiated transaction at a price of $2.50 per share, or a total of $289,180.  Prior to that period and since the most recent amendment to the Schedule 13D, 6,175 shares of Common
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              Stock were distributed on February 28, 1994, 60,035 shares of

              Common Stock were distributed on November 9, 1994, and 66,594 shares of Common Stock were distributed on March 21, 1995, in each case to one or more limited partners of the Reporting

              Person.  Such distributions were effected in furtherance of the Stipulation, which, as previously reported by amendment to the Schedule 13D and exhibit(s) thereto, contemplated,

              among other things, that certain entities would withdraw from

              Other Settling Partnerships, including the Reporting Person,

              and receive distributions of their allocable share of the

              assets of such partnerships.

                        (d)  Not applicable.

                        (e)  Effective upon the completion of the Reporting

              Person's August 21, 1995 sale of 100,000 shares, the

              Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of Lexington

              Precision Corporation.

              Item 6.   Contracts, Arrangements, Understandings or
              ------    ------------------------------------------
                        Relationships with Respect to Securities of the
                        -----------------------------------------------
                        Issuer.
                        ------

                        As discussed above in Item 5, certain distributions

              by the Reporting Person and other entities were effected in furtherance of the Stipulation.  (Aspects of such process are dealt with in, among other things, a Redemption Agreement,
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              dated as of October 13, 1994, by and among various entities including the Reporting Person, which, however, does not

              provide for material ongoing obligations in respect of the

              Common Stock.)
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
                                        SIGNATURE
                                        ---------


                        After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this statement is true, complete and correct.


              Dated:    September 18, 1995


                                            FOREMAN ASSOCIATES
                                            By:  CS MANAGER CORPORATION
                                                 General Partner


                                            By: /s/ Kevin J. Madigan
                                                ---------------------------
                                                    Kevin J. Madigan